UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: February 8, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com
For immediate release
METHANEX TO PRESENT AT CIBC INVESTOR CONFERENCE ON FEBRUARY 16, 2006
February 8, 2006
Methanex Corporation will be presenting at the upcoming CIBC Institutional Investor Conference being held February 16th & 17th, 2006 in Whistler, BC. Mr. Bruce Aitken, Methanex’s President and Chief Executive Officer, will speak to investors on Thursday, February 16th, 2006 at approximately 10:35 a.m. Pacific Time (1:35 PM Eastern Time).
Interested participants can access a live audio webcast of the presentation and slide materials through the Company’s website at http://www.methanex.com/investor/events.html. The webcast will last for approximately 30 minutes.
Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”
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Inquiries:
Wendy Bach
Director, Investor Relations
Phone: (604) 661-2600